Kingtone Wirelessinfo Solution Holding Ltd Reports

The First Six Months of Fiscal Year 2014 Unaudited Financial Results

Revenues in the First Six Months of FY2014 Up 21.9% to $3.6 Million from the First Six Months of FY2013

Gross Profits in the First Six Months of FY2014 Up 99.8% to $0.9 Million from the First Six Months of FY2013

Basic and Diluted Loss Per Share of $0.49 in the First Six Months of FY2014 Up $0.8 from Loss Per Share of $1.29 in the First Six Months of FY2013

Xi’an, China, June 25 2014 - Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced financial results for the six months ended March 31, 2014. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2014:

Revenues increased 21.9% to $3.6 million from $3.0 million for the six months ended March 31, 2013.

Gross profit increased 99.8% to $0.9 million from $0.4 million for the six months ended March 31, 2013.

Gross margin increased to 24.2% from 14.8% for the six months ended March 31, 2013

Net loss decreased to approximately $0.7 million from approximately $1.8 million for the six months ended March 31, 2013.

Basic and diluted loss per share was $0.49 for the six months ended March 31, 2014 compared to basic and diluted loss per share of $1.29 for the six months ended March 31, 2013. Weighted average shares outstanding for the six months ended March 31, 2014 remained unchanged at 1,405,000.

“The Company’s business is recovering gradually and the Company also took measures to increase the profit including cutting the headcounts to decrease the cost,” said Mr. Peng Zhang, Chief Executive Officer, “Although the overall market of software solution is not positive, the Company still achieved the steady business growth. In the future we will continue to take measures to improve our performance and optimize our business model to achieve sustainable growth.”

Results of Operations - For the Six Months Ended March 31, 2014 Compared to the Six Months Ended March 31, 2013

Net Revenues

The Company’s revenues increased by 21.9% to $3.6 million for the six months ended March 31, 2014, as compared to $3.0 million for the six months ended March 31, 2013.

Revenues from software solutions decreased by 10.6% to $0.18 million in the six months ended March 31, 2014, compared to $0.20 million in the six months ended March 31, 2013. As a percentage of total revenue, software solutions sales decreased from 6.7% to 4.9%. The decrease in our software solutions revenue was mainly due to the fact that the overall software solution market is depressed in recent years and the Company is unable to sign the contracts for larger value amounts in the six months ended March 31, 2014 than those signed in the six months ended March 31, 2013. Revenues from wireless system solutions increased by 23.0% to $3.5 million in the six months ended March 31, 2014, compared to $2.8 million in the six months ended March 31, 2013. As a percentage of total revenue, wireless system solution sales increased from 93.3% to 94.1% of our total revenue. The increase in revenue from wireless system solutions was mainly attributable to revenue recognition from the contracts signed in earlier periods.

Cost of Sales

Cost of sales increased by 8.5% to approximately $2.8 million for the six months ended March 31, 2014 from approximately $2.5 million for the six months ended March 31, 2013. As a percentage of our total revenues, cost of sales decreased from 85.2% of our total revenues for the six months ended March 31, 2013 to 75.8% of our total revenues for the six months ended March 31, 2014, which partially attributable to the fact that the projects the Company had worked on were with old clients and therefore made our work more efficient. The increase in cost of sales was primarily attributable to the increase in revenue and gross margin from wireless system solutions business.

Cost of sales for software solutions decreased by 42.3% to approximately $0.1 million for the six months ended March 31, 2014, compared to approximately $0.3 million for the six months ended March 31, 2013. This represented 5.3% and 9.9% of the total cost of sales, and 81.8% and 126.5% of software solutions revenue, for the six months ended March 31, 2014 and 2013, respectively. Cost of sales for wireless system solutions increased by 13.9%, from approximately $2.3 million for the six months ended March 31, 2013 to approximately $2.6 million for the six months ended March 31, 2014. This represented 94.6% and 90.1% of the total cost of sales, and 76.2% and 82.3% of wireless system solution revenue, for the six months ended March 31, 2014 and 2013, respectively.

Gross Profit and Gross Margin

In the six months ended March 31, 2014, gross profit increased by 99.8% to $0.9 million from $0.4 million in the six months ended March 31, 2013. Gross margin for the six months ended March 31, 2014 was 24.2%, compared to 14.8% in the six months ended March 31, 2013. This increase of gross profit and gross margin was primarily due to the revenue from Jingbian Integration Project that was partially recognized in the six months ended March 31, 2014.

Gross profit from software solutions increased by 161.1% for the six months ended March 31, 2014, from minus $0.05 million to $0.03 million, and gross margin increased to 18.2% from minus 26.5% in the six months ended March 31, 2013. Gross profit from wireless system solutions increased by 65.2% for the six months ended March 31, 2014 from $0.5 million to $0.8 million, and gross margin increased to 23.8% from 17.7% in the six months ended March 31, 2013 partially attributable to the higher margin of some of the wireless projects.  In increase in gross margins in both of our business sections above was as a result of our strict cost control.

Operating Expenses

Total operating expenses for the six months ended March 31, 2014 were $1.6 million, compared to $2.3 million for the six months ended March 31, 2013, representing a decrease of 27.4%.

Selling and marketing expenses decreased by 10.3% to $0.24 million in the six months ended March 31, 2014, compared to $0.27 million for the six months ended March 31, 2013, and represented 6.6% and 8.9% of revenues for the six months ended March 31, 2014 and 2013, respectively. The decrease in sales and marketing expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depressing software solution market. The lower demand for software solutions products is because most of our clients in this business sector are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies, less clients in such nature were inclined to buy value-added software solutions.

General and administrative expenses were approximately $1.3 million in the six months ended March 31, 2014, a decrease of 22.9% from $1.7 million in the six months ended March 31, 2013, and represented 37.0% and 58.5% of revenues for the six months ended March 31, 2014 and 2013, respectively. The decrease in general and administrative expenses was primarily due to the fact that bad debt expenses were minus $0.09 million in the six months ended March 31, 2014, compared to approximately $0.5 million in the six months ended March 31, 2013.

Research and development expenses were approximately $0.06 million in the six months ended March 31, 2014, a decrease of 76.39% from $0.25 million in the six months ended March 31, 2013, represented 1.6% and 8.4% of revenues for the six months ended March 31, 2014 and 2013, respectively. The decrease in research and development expenses was mainly due to the reduction of the number of R&D staffs.

Loss from Operations

The Company had loss from operations of $0.8 million in the six months ended March 31, 2014, compared to loss from operations of $1.8 million in the six months ended March 31, 2013, a decrease of $1.1 million, or 58.1%, primarily due to increases in revenues from wireless system solutions compounded by a decrease in operating expenses. Operating margins for the six months ended March 31, 2014 and 2013 were minus 21.0% and minus 61.1%, respectively.

Net Loss and EPS

Net loss was $0.7 million during the six months ended March 31, 2014, compared to net loss of $1.8 million in the six months ended March 31, 2013, a decrease of $1.1 million, or 56.9%. Net loss as a percentage of total net revenues was minus 19.0% and minus 60.6% for the six months ended March 31, 2014 and 2013, respectively. Basic and diluted loss per share was $0.49 in the six months ended March 31, 2014, compared to basic and diluted loss per share of $1.29 for the six months ended March 31, 2013. The number of weighted average common shares outstanding for the six months ended March 31, 2014 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2014, the Company had cash and cash equivalents of $5.5 million, compared to $6.1 million as of September 30, 2013, the Company’s last fiscal year end. Cash flow used in operating activities for the six months ended March 31, 2014 was approximately $0.6 million, compared to approximately $1.5 million provided by operating activities for the six months ended March 31, 2013. For the six months ended March 31, 2014, the Company had a net loss of $0.7 million, decreased unbilled revenue by $3.2 million, decreased other receivable and prepayments by $1.2 million and decreased advance from customers by $1.6 million. Cash flow provided by investing activities was approximately $0.02 million for the six months ended March 31, 2014, compared to $0.1 million used in investing activities for the six months ended March 31, 2013.

Financial Outlook

For the fiscal year ended September 30, 2014, management expects revenues of $8.7 million to $11.0 million and net loss of $1.0 million to $1.8 million.

Conference Call

The Company will host a conference call to discuss the financial results for the six months ended March 31, 2014 at 8:00 a.m. EDT on June 26, 2014.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: 877-407-9205

International: 201-612-7415

Conference ID #:13585325

A replay of the call will be available until 11:59 PM EDT on June 28, 2014.

To access the replay, please dial any of the following numbers:

USA Toll Free: 877-660-6853

International: 201-612-7415

Replay Passcodes (both required for playback):

Conference ID #: 13585325

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company’s products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2013 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti

Assistant to the Chief Financial Officer

Tel:  +86-29-8826-6383

Email: tiyao@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2014	2013
	(Unaudited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$5,501	$6,132
Accounts and Notes Receivable, net of allowance	4,866	4,496
Unbilled revenue	2,857	6,029
Due from related companies	2,058	141
Inventories, net	825	688
Other receivables and prepayments	877	2,105
Total Current Assets	16,984	19,591

Non-current assets
Property, plant and equipment, net	13,015	13,358
Intangible assets, net	620	632
Total Assets	$30,619	$33,581

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,056	$1,606
Advances from customers	7,448	9,062
Other payables and accruals	114	111
Taxes payable	1,493	1,545
Amounts due to related parties	2	2
Dividend payable	839	842
Total Current Liabilities	10,952	13,168

Stockholders’ equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2014 and September 30, 2013, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	1,615	1,615
Unappropriated retained earnings	(8,339)	(7,648)
Accumulated other comprehensive income	4,144	4,199
Total Shareholders’ Equity	19,667	20,413
Total Liabilities and Shareholders’ Equity	$30,619	$33,581

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2014	2013	2012

Revenues
Software	$179	$200	$52
Wireless system solution	3,459	2,784	1,127
- Related party	-	-	31
- Third party	3,459	2,784	1,096
Total revenues	3,638	2,984	1,179

Cost of sales
Software	146	253	363
Wireless system solution	2,611	2,290	1,018
- Third Party	2,611	2,290	1,018
Total cost of sales	2,757	2,543	1,381

Gross (loss) profit	881	441	(202)

Operating expenses
Selling and marketing expenses	239	266	434
General and administrative expenses	1,347	1,747	4,351
Research and development expenses	59	251	195
Total Operating expenses	1,645	2,264	4,980
Loss from operations	(764)	(1,823)	(5,182)

Other income(expense)
Interest income	19	48	57
Other income (expense), net	54	(33)	(45)
Total other income, net	73	15	12
Loss before income tax expenses	(691)	(1,808)	(5,170)
Income tax expenses	-	-	-
Net loss	(691)	(1,808)	(5,170)
Other comprehensive income
Foreign currency translation gain (loss)	(55)	1,185	1,223
Comprehensive loss	$(746)	$(623)	$(3,947)

Loss per ordinary share:
Basic and Diluted	$(0.49)	$(1.29)	$(3.70)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2014	2013	2012

Cash flows from operating activities
Net loss	$(691)	$(1,808)	$(5,170)
Depreciation and amortization	287	308	291
Bad debt expense	(93)	515	3,281
Share-based compensation expense	-	1	2
Changes in operating assets and liabilities
Accounts and notes receivable	(294)	(582)	522
Unbilled revenue	3,174	219	141
Other receivables and prepayments	1,230	(711)	(890)
Inventories	(140)	(286)	(73)
Taxes payable	(47)	(64)	(55)
Accounts payable	(548)	140	20
Advance from customers	(1,597)	3,866	626
Other payables and accruals	4	(68)	(112)
Net investment in sales-type leases	-	(25)	(39)
Due from related party	(1,929)	-	-
Net cash (used in) provided by operating activities	(644)	1,505	(1,456)

Cash flows from investing activities
Payment to purchase property and equipments	(8)	(14)	(82)
Proceeds from disposal of office equipment	32	-	1
Proceeds from collection of due from related companies	-	124	-
Net cash (used in) provided by investing activities	24	110	(81)

Cash flows from financing activities
Proceeds from short-term loans due to related companies	-	69	-
Net cash (used in) provided by financing activities	-	69	-

Effect of exchange rate changes on cash and cash equivalents	(11)	12	201

Net increase (decrease) in cash and cash equivalents	(631)	1,696	(1,336)
Cash and cash equivalents at beginning of year	6,132	6,439	8,749
Cash and cash equivalents at end of year	$5,501	$8,135	$7,413

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-